Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following communication was sent to elected representatives of the States of Ohio, Kentucky and Indiana by the President and Chief Executive Officer of Cincinnati Bell Leigh R. Fox on July 10, 2017:

Dear Madam/Sir,

I want to be one of the first ones to inform you that today, Cincinnati Bell announced that it has entered into definitive agreements to combine with Hawaiian Telcom, Hawai’i’s fiber-centric Technology Leader providing voice, video, broadband, data center, and cloud solutions, and to acquire OnX, a technology services and solutions provider in North America and the United Kingdom. These transactions advance Cincinnati Bell’s strategy to focus on two areas of our business that are of significant importance to our customers: network communications and enterprise IT services.

In our Network Communications business, we are focused on the future by migrating both urban and non-urban areas from legacy copper to more advanced, more sophisticated, high-speed fiber broadband offerings. The combination with Hawaiian Telecom complements this strategy by not only providing access to a fiber-rich city in Honolulu, but also to the growing neighbor islands. We will be joining forces with a company with a complementary culture, and critically, a shared commitment to the local areas in which we operate. In addition, Hawaiian Telecom provides us access to the SEA-US trans-pacific fiber cable, providing Cincinnati Bell with access to tech-savvy, data-hungry populations on both sides of the Pacific.

The acquisition of OnX, on the other hand, provides our IT Services business with financial and operational scale and a diversified customer base. Most critically for our clients, it also significantly enhances our offering in of cloud services, infrastructure and cybersecurity – major growth areas for our company and critical service lines for our customers. By expanding our IT Services footprint to include 20+ IT sales offices and 50+ data centers through strategic partners, we will be positioned as a better provider for our existing customers and will be poised to serve new customers by offering end-to-end services in 49 states.

Taken together, these transactions underpin our efforts to build two distinct, but complementary businesses with the appropriate scale, structure and leadership to deliver superior service to our customers and expanded opportunities for our employees.

While today’s announcements will open up new horizons for Cincinnati Bell, they are not changing our core identity. We will maintain the same rigorous approach to customer service and the same connections to our communities that have defined our company for more than a century. As we move forward through this process, I am making a personal commitment to transparency, open communication and engagement. Our eyes are looking to the future, but our roots remain the same.

Today is truly a historic day in this history of Cincinnati Bell. Thank you for your continued partnership and I look forward to a bright future for Cincinnati Bell.

Thank you,

/s/ Leigh Fox

Leigh Fox
President & CEO
Cincinnati Bell Corporation

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.